Consolidated Financial Statements of

MEDICURE INC.

Years ended May 31, 2004 and 2003

KPMG LLP Chartered Accountants Suite 200 - One Lombard Place Winnipeg MB R3B 0X3 Canada	Telephone (204) 957-1770 Telefax (204) 957-0808 www.kpmg.ca

AUDITORS’ REPORT

To the Shareholders of Medicure Inc.

We have audited the consolidated balance sheets of Medicure Inc. as at May 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Winnipeg, Canada
July 22, 2004

KPMG LLP, a Canadian limited liability partnership, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

May 31, 2004 and 2003

	2004	2003

Assets

Current assets:
Cash and cash equivalents	$19,954,386	$4,130,456
Accounts receivable	278,097	79,544
Research advance (note 6)	200,000	200,000
Prepaid expenses	910,337	55,048
	21,342,820	4,465,048
Property and equipment (note 3)	66,202	67,497
Patent costs, net of accumulated amortization of
$71,981 (2003 - $54,002)	976,690	763,464
	$22,385,712	$5,296,009

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$817,575	$353,908
Shareholders’ equity:
Capital stock (note 4):
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
66,646,660 common voting shares
(2003 - 38,509,864)	39,731,296	17,502,222
Contributed surplus [note 4(c)]	491,423	105,375
Deficit accumulated during the development stage	(18,654,582)	(12,665,496)
	21,568,137	4,942,101
Nature of operations (note 1)
Commitments and contingency (note 6)
	$22,385,712	$5,296,009

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed “Dr. A.D. Friesen”          Director

Signed “Dr. W.A. Cochrane”     Director

MEDICURE INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

	2004	2003

Revenue:
Interest and other income	$445,461	$241,281
Expenses:
General and administrative	2,114,875	1,284,225
Research and development (note 6)	4,278,667	3,117,619
Amortization	41,005	33,125
	6,434,547	4,434,969
Loss for the year	(5,989,086)	(4,193,688)
Deficit accumulated during the development stage,
beginning of year	(12,665,496)	(8,471,808)
Deficit accumulated during the development stage,
end of year	$(18,654,582)	$(12,665,496)
Basic and diluted loss per share	$(0.11)	$(0.11)
Weighted average number of common shares used in
computing basic and diluted loss per share	55,738,716	37,118,889

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

	2004	2003

Cash provided by (used in):

Operating activities:
Loss for the year	$(5,989,086)	$(4,193,688)
Adjustments for:
Amortization of property and equipment	23,026	22,270
Amortization of patent costs	17,979	10,855
Stock-based compensation	386,048	105,375
Change in the following:
Accounts receivable	(198,553)	72,881
Prepaid expenses	(855,289)	34,827
Accounts payable and accrued liabilities	463,667	(35,755)
	(6,152,208)	(3,983,235)
Investing activities:
Acquisition of property and equipment	(21,731)	(5,196)
Patent costs	(231,205)	(265,417)
	(252,936)	(270,613)
Financing activities:
Issuance of common shares, net of share issue costs	22,229,074	43,286

Increase (decrease) in cash and cash equivalents	15,823,930	(4,210,562)

Cash and cash equivalents, beginning of year	4,130,456	8,341,018

Cash and cash equivalents, end of year	$19,954,386	$4,130,456

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

1.

Nature of operations:

The company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1. To date, the company has no products currently in commercial production or use. Accordingly, the company is considered to be a development stage enterprise for accounting purposes. Since September 15, 1997, the date of inception of the company through to May 31, 2004, the company has expended approximately $13,827,000 net of government assistance and investment tax credits, which aggregate approximately $450,000, on the research and development of MC-1 and other compounds.

To date, the company has financed its cash requirements primarily through share issuances, investment tax credits, government grants and interest income. The success of the company is dependent on its ability to obtain sufficient funds to conduct its clinical trials and to successfully commercialize its products.

2.	Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (“U.S. GAAP”) except as described in note 9 to the consolidated financial statements.

These financial statements have been prepared on a consolidated basis to include the accounts of the company and its wholly-owned subsidiary, Medicure International Inc. All significant inter-company transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash on hand and balances with banks as well as highly liquid short-term investments. The company considers all highly liquid short-term investments with terms to maturity when acquired of three months or less to be cash equivalents.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

2.	Significant accounting policies (continued):

	(c)	Property and equipment: Property and equipment are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

Asset	Basis	Rate

Computer equipment	Straight-line	25%
Office equipment	Diminishing balance	20%
Scientific equipment	Diminishing balance	20%
Leasehold improvements	Straight-line	20%

(d)

Patents:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the company’s patents is expensed as incurred.

(e)

Impairment of long-lived assets:

On a regular basis, management reviews the valuation of long-lived assets, which includes property and equipment and patent costs, taking into consideration any events and circumstances which may impact recoverable value. Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, effective for fiscal 2004, prescribes revised and more rigorous principles for the recognition, measurement and disclosure of any impairment of long-lived assets. Management has reviewed the carrying value of the long-lived assets using this amended guidance and determined no impairment currently exists.

(f)

Stock-based compensation:

The company has a stock option plan [note 4(c)] for its directors, management, consultants and employees. During fiscal 2004, the company adopted the new recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments for awards granted under its stock option plan to directors, management and employees, effective June 1, 2003. The company had previously adopted the recommendations, as required, for awards granted under its stock option plan to non-employees effective June 1, 2002.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

2.	Significant accounting policies (continued):

This standard and the amendments require that the fair value method of accounting for stock-based compensation is used to account for all awards of stock or stock options and compensation cost is recognized over the vesting period of the options. The fair value of direct awards is determined based on the quoted market price of the company’s common shares and the fair value of stock options and other stock-based payments is determined using the Black-Scholes option pricing model. For stock options granted to June 1, 2003, no compensation expense was recognized for the stock option plan when stock or stock options were issued to employees, management and directors. There were no stock options issued to employees, management and directors during fiscal 2003. As permitted, the company has applied this change prospectively, accordingly, results from prior years have not been restated.

For the year ended May 31, 2004, the adoption of this new recommendation resulted in an increase in the loss for the year of $181,603 and an offsetting increase to contributed surplus due to the recognition of the fair value of options granted to employees, from that which would have been otherwise recognized.

(g)

Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction against the related expenses in the period they are incurred. Government assistance towards capital assets is deducted from the cost of the related capital asset. The benefits of investment tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. Investment tax credits receivable are recorded at their net realizable value net of any reasonably possible adjustments by Canadian tax authorities.

Investment tax credits are only available on research and development expenditures incurred directly by the company.

(h)

Research and development:

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. No development costs have been deferred to date.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

2.	Significant accounting policies (continued):

(i)

Income taxes:

The company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When realization of future income tax assets does not meet the more likely than not criterion, a valuation allowance is provided for the difference.

(j)

Net earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The diluted per share amounts are calculated based on the weighted average number of common shares outstanding during the period, plus the effect of dilutive common share equivalents such as options and warrants. This method requires that diluted per share amounts be calculated using the treasury stock method, as if all the common share equivalents, where the average market price for the period exceeds the exercise price had been exercised at the beginning of the reporting period, or at the date of issue, if later, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period. Certain of the company’s outstanding escrowed shares were considered to be contingently issuable and had been excluded from the denominator used in the calculation of earnings (loss) per share. During fiscal 2003, the company had met the required performance conditions on the remaining 1,825,532 escrowed shares which had been included in the calculation of earnings (loss) per share from the date the performance conditions were met.

(k)

Foreign currency translation:

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the year.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

2.	Significant accounting policies (continued):

(l)

Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3.	Property and equipment:

		Accumulated	Net book
May 31, 2004	Cost	amortization	value
Computer equipment	$60,924	$40,045	$20,879
Office equipment	13,415	4,664	8,751
Scientific equipment	63,822	39,092	24,730
Leasehold improvements	18,693	6,851	11,842
	$156,854	$90,652	$66,202

		Accumulated	Net book
May 31, 2003	Cost	amortization	value
Computer equipment	$45,767	$27,465	$18,302
Office equipment	9,817	3,265	6,552
Scientific equipment	63,822	33,375	30,447
Leasehold improvements	15,718	3,522	12,196
	$135,124	$67,627	$67,497

4.	Capital stock:

(a)

Authorized:

The company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

4.

Capital stock (continued):

As of March 1, 2003, all of the issued and outstanding class A common shares - totaling 1,280,000 shares - were converted into common shares of the company on the basis of one common share for each class A common share in accordance with the company’s Articles of Continuance. The class A common voting shares were identical in all respects to the common voting shares, except that the holders were eligible for the Manitoba Equity Tax Credit until February 28, 2003.

	(b)	Shares issued and outstanding are as follows:

	Number of shares	Amount
Common shares:
Balance at May 31, 2002	37,088,864	$16,079,309
Exercise of options for cash	126,000	25,200
Refund of portion of share issue costs	–	5,936
Exercise of warrants for cash	15,000	12,150
Conversion of class A common shares	1,280,000	1,379,627
Balance at May 31, 2003	38,509,864	17,502,222
Private placement for cash on June 26, 2003
net of share issue costs of $ 608,960	8,997,632	7,039,408
Exercise of warrants for cash	18,464,164	14,692,251
Exercise of options for cash	675,000	497,415
Balance at May 31, 2004	66,646,660	$39,731,296

(c)

Options:

The company has a stock option plan which is administered by the Board of Directors of the company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 4,700,000 common shares of the company at any time. The stock options are subject to vesting over a period up to three years.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

4.	Capital stock (continued):

A summary of the company’s stock option plan is as follows:

	2004		2003
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of year	2,137,033	$0.85	1,973,033	$1.05
Granted	935,000	1.44	505,000	0.74
Exercised	(675,000)	0.74	(126,000)	0.20
Cancelled or expired	(90,000)	1.18	(215,000)	2.33
Balance, end of year	2,307,033	$1.11	2,137,033	$0.85

Options exercisable, end
of year	1,327,032		1,690,700

Options outstanding at May 31, 2004 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$ 0.65 - 1.65	2,097,033	2.7 years	$1.01	1,117,032
1.96 - 2.45	210,000	2.7 years	2.10	210,000
	2,307,033	2.7 years	$1.11	1,327,032

The compensation expense related to stock options granted under the stock option plan during fiscal 2004 aggregated $386,048 (2003 - $105,375). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003
Expected option life	5 years	5 years
Risk-free interest rate	3.89%	4.81%
Dividend yield	–	–
Expected volatility	77.30%	81.18%

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

4.

Capital stock (continued):

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

	(d)	Warrants:

		Exercise		Granted			Granted
Issuee	Original	price	May 31,	(Exercised)		May 31,	(Exercised)	May 31,
(Expiry date)	granted	per share	2002	(Cancelled)*		2003	(Cancelled)*	2004

18,461,537 warrants	18,461,537	$ 0.65 - 0.81	18,461,537	(15,000)		18,446,537	(18,336,733)	–
(December 20, 2003)							(109,804)*
Private placements:
1,360,000 units
(August 31, 2002)	1,360,000	1.05 - 1.15	1,360,000	(1,360,000	)*	–	–	–
120,000 units
(September 14, 2002)	120,000	1.00 - 1.15	120,000	(120,000	)*	–	–	–
629,834 units
(June 26, 2005)	629,834	1.00	–	–		–	629,834	502,403
							(127,431)

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued.

(e)

Escrowed shares:

As at May 31, 2004, the company’s transfer agent held 5,670,236 (2003 - 7,606,404) common shares pursuant to a performance escrow agreement, on which the company has met all required performance conditions. Subsequent to May 31, 2004, the transfer agent released an additional 1,659,790 common shares pursuant to the performance escrow agreement.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

5.	Income taxes: Significant components of the company’s future tax assets and liabilities are as follows:
	2004	2003

Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$197,000	$226,000
Investment tax credits	76,000	76,000
Share issue costs	394,000	370,000
Operating losses carried forward	2,240,000	1,773,000
Other	93,000	102,000
	3,000,000	2,547,000

Less valuation allowance	(3,000,000)	(2,547,000)

	$–	$–

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	Year ended	Year ended
	May 31,	May 31,
	2004	2003

Loss for the year:
Canadian	$1,633,921	$991,657
Foreign	4,355,165	3,202,031

	$5,989,086	$4,193,688
Canadian federal and provincial income taxes
recovery at 37.1% (2003 - 42.6%)	$2,223,000	$1,787,000
Foreign tax rate differential	(1,508,000)	(1,285,000)
Permanent differences	(150,000)	(47,000)
Change in statutory rates	(284,000)	(40,000)
Valuation allowance	(281,000)	(415,000)

	$–	$–

At May 31, 2004, the company has Canadian and Foreign unutilized operating losses carried forward for income tax purposes of $5,158,000 and $13,022,000 respectively. These losses are available to be applied against taxable income of future years up to fiscal 2013.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

6.	Commitments and contingency:

(a)

Medicure International Inc. has ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. Medicure International Inc. may terminate these agreements at any time provided thirty (30) days notice is provided. During the year ended May 31, 2004, the company incurred an aggregate of $3,953,118 (2003 - $3,058,946) in expenditures under these agreements which is included in research and development expenses in the statement of operations. Expenditures incurred from inception of the agreements to May 31, 2004 total $12,397,619. As at May 31, 2004, the company is committed to fund a further $7,826,587 of research and development expenditures under these agreements. Subsequent to May 31, 2004, Medicure International Inc. entered into a similar development agreement with another third party up to a maximum of direct research and development expenditures of $5,000,000.

As at May 31, 2004, the company has provided a research advance of $200,000 (2003 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

The company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

	(b)	The company leases its premises under an operating lease. Minimum annual rental payments to the end of the lease term are as follows:

2005	$23,507
2006	23,507
2007	17,630
$64,644

The annual lease payments are exclusive of maintenance, property taxes, insurance and other operating costs.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

7.

Related party transactions:

During the year ended May 31, 2004, the company paid companies controlled by a director, a total of $228,794 (2003 - $193,485) for office rent and supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8.

Financial instruments:

The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

9.

Reconciliation of generally accepted accounting principles:

The company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a)

Patents:

Under Canadian GAAP, the patent costs which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, the patent costs would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2004 and 2003, research and development expense would have increased by $231,205 and $265,417, respectively. The company commenced amortization of the patents during fiscal 2002. Under U.S. GAAP, the amortization expense to be added back is $17,979 for the year ended May 31, 2004 (2003 - $10,855).

(b)

Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the years ended May 31, 2004 and 2003. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the years ended May 31, 2004 and 2003 is $5,715 and $7,037, respectively.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

9.	Reconciliation of generally accepted accounting principles (continued):

(c)

Stock options – stock-based compensation costs:

For reconciliation purposes to U.S. GAAP, the company has elected to follow the fair value method in accounting for its employee, management and director stock options. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based compensation granted to non-employees subsequent to June 1, 2002 and to employees, directors and management subsequent to June 1, 2003, the accounting is consistent under both Canadian GAAP and U.S. GAAP.

The company uses the Black-Scholes option pricing model to determine the fair value of all options granted. The assumptions used in the valuation included a five year life for the options, a risk-free rate of between 3.50% and 5.80%, volatility between 37% and 87% and no dividend yield. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation of U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2004 and 2003 of approximately $25,588 and $129,900, respectively.

(d)

Escrowed common shares:

Under Canadian GAAP, common shares of the company under escrow arrangements are included in capital stock at the time of issuance based on the total number of shares issued and the issuance price. No additional compensation expense is recorded when the common shares are released from escrow. Under U.S. GAAP, the common shares of the company that were previously held in escrow on a time release basis are accounted for in the same manner as under Canadian GAAP. A compensation expense however, would be recorded under U.S. GAAP, upon eligibility for release of the escrowed common shares of the company, where the release is based on performance conditions being met. The compensation expense would be accounted for as the difference between the market value of the company’s common shares at the time the common shares are eligible for release from escrow and the price paid per common share at the time of issuance multiplied by the number of common shares released from escrow. To May 31, 2003, performance conditions on all of the common shares under escrow had been met with performance conditions on 1,825,537 of the common shares under escrow met during fiscal 2003. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2004 and 2003 of nil and $684,500, respectively.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

9.	Reconciliation of generally accepted accounting principles (continued):

(e)

Recent accounting pronouncements:

In May 2003, the FASB issued SFAS No. 150, Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of SFAS No. 150 did not and is not expected to have a material effect on the company’s consolidated financial statements.

In addition, the FASB and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

  Financial Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”). The interpretation is generally in effect for interim or annual periods beginning after December 15, 2003.

  In November 2002, the EITF reached a consensus on Issue 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

To date, the adoption of FIN 46 and EITF 00-21 has not impacted the company’s consolidated financial statements.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2004 and 2003

9.

Reconciliation of generally accepted accounting principles (continued):

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

			Cumulative from
	Year ended	Year ended	inception on
	May 31,	May 31,	September 15, 1997
	2004	2003	to May 31, 2004

Loss for the period, Canadian GAAP	$(5,989,086)	$(4,193,688)	$(18,654,582)
Adjustments for the following:
Stock-based compensation (c)	(25,588)	(129,900)	(1,195,488)
Patent costs (a)	(231,205)	(265,417)	(1,028,123)
Amortization of patent costs (a)	17,979	10,855	71,981
Scientific equipment (b)	–	–	(63,822)
Amortization of scientific
equipment (b)	5,715	7,037	39,090
Escrowed common share
compensation (d)	–	(684,500)	(15,061,500)

Loss for the period, U.S. GAAP	$(6,222,185)	$(5,255,613)	$(35,892,444)

Basic and diluted loss per share,
U.S. GAAP	$(0.11)	$(0.14)

The impact of significant variations to U.S. GAAP on the consolidated statements of cash flows are as follows:

			Cumulative from
	Year ended	Year ended	inception on
	May 31,	May 31,	September 15, 1997
	2004	2003	to May 31, 2004

Operating activities	$(6,383,413)	$(4,248,652)	$(19,627,224)
Investing activities	(21,731)	(5,196)	634,034

The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:

	2004	2003

Capital assets	$41,472	$37,050
Capital stock and contributed surplus	56,459,161	33,818,449
Deficit accumulated during the development stage	(35,892,444)	(29,670,259)